SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis appoints Naomi Kelman as new Head of the Novartis OTC division

•                  Novartis OTC (Over-the-Counter) to become separate division in the group’s diversified healthcare portfolio with Kelman reporting to Joseph Jimenez, CEO of Novartis

Basel, February 17, 2011 — Novartis announced that effective March 2, 2011 Naomi Kelman is appointed Head of the Novartis OTC Division and will become a permanent attendee to the Executive Committee of Novartis (ECN), reporting to Joseph Jimenez, CEO of Novartis.

Kelman joins Novartis from Johnson & Johnson where she has held several leadership roles within both the Consumer and Medical Device and Diagnostic Sectors. Her successful leadership across several businesses has demonstrated a strong focus on innovation, which in turn delivered strong financial results.

“With the upcoming Alcon merger, we have decided to put additional focus on two important businesses which today comprise the Consumer Health Division: OTC and Animal Health, by streamlining and simplifying our decision making process,” said Joseph Jimenez, CEO of Novartis. “We look forward to Naomi joining our leadership team — her experience in consumer businesses, combined with her drive for results make her well suited to run our OTC business. George Gunn’s extensive experience in Animal Health will increase the focus and growth prospects for this business.”

The Novartis OTC and Animal Health businesses will become separate Novartis divisions, in addition to the Pharmaceuticals, Sandoz (generics), Vaccines & Diagnostics Divisions. As previously announced, following the completion of the merger between Novartis and Alcon, CIBA Vision and Novartis ophthalmic medicines will be merged into the new Alcon eye care Division of Novartis. Until the close of the Alcon transaction, George Gunn will continue to manage the CIBA Vision business. Gunn will remain a member of the ECN in his new role as Head of Animal Health and, on March 2, 2011, will additionally become responsible for Corporate Social Responsibility for Novartis (CSR), elevating CSR to the Executive Committee level.

For financial reporting purposes, the Novartis OTC and Novartis Animal Health businesses will continue to be communicated under the umbrella of Novartis Consumer Health. Financial proformas of the new Consumer Health and Alcon divisions (including CIBA Vision and Novartis ophthalmic medicines) will be published following the merger with Alcon. Until then the existing segmental presentation of financial results will continue.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to become,” “will,” “look forward to,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the appointment of Naomi Kelman and the reorganization described in this release, or regarding potential growth opportunities from the expected merger with Alcon, or the potential impact on Alcon or Novartis of the expected merger, or any potential synergies, strategic benefits or opportunities as a result of the expected merger; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions, or Alcon will achieve any particular financial results, whether as a result of the appointment of Naomi Kelman, or the reorganization described in this release, the expected merger with Alcon, or otherwise. Nor can there be any guarantee that the expected merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the expected merger with Alcon. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; competition in general; government, industry and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Eric Althoff

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
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e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 17, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting